UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

P10, Inc.

(Name of Issuer)

Class A Common Stock, $0.001 par value per share

(Title of Class of Securities)

69376K106

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS 210 Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0 Shares
	6	SHARED VOTING POWER 131,673,970 shares (1)
	7	SOLE DISPOSITIVE POWER 0 Shares
	8	SHARED DISPOSITIVE POWER 13,167,397 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,167,397
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 27.64% (2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)

This figure gives effect to the voting power of the Class B common stock, which entitles its holder to ten votes for each share held, until a Sunset becomes effective. A “Sunset” is triggered by any of the earlier of the following: (i) the Sunset Holders (as defined in the amended and restated certificate of incorporation of the Issuer (the “Charter”)) cease to maintain direct or indirect beneficial ownership of 10% of the outstanding shares of Class A Common Stock (determined assuming all outstanding shares of Class B Common Stock have been converted into Class A Common Stock), (ii) the Sunset Holders collectively cease to maintain direct or indirect beneficial ownership of at least 25% of the aggregate voting power of the outstanding shares of Common Stock, and (iii) upon the tenth anniversary of the effective date of the Charter.

(2)	Represents beneficial ownership of Class A shares of common stock.

1	NAMES OF REPORTING PERSONS CCW/LAW Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0 Shares
	6	SHARED VOTING POWER 131,673,970 shares (1)
	7	SOLE DISPOSITIVE POWER 0 Shares
	8	SHARED DISPOSITIVE POWER 13,167,397 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,167,397
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 27.64% (2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO; HC

(1)	This figure gives effect to the voting power of the Class B common stock, which entitles its holder to ten votes for each share held, until a Sunset becomes effective.
(2)	Represents beneficial ownership of Class A shares of common stock.

1	NAMES OF REPORTING PERSONS Covenant RHA Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0 Shares
	6	SHARED VOTING POWER 131,673,970 shares (1)
	7	SOLE DISPOSITIVE POWER 0 Shares
	8	SHARED DISPOSITIVE POWER 13,167,397 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,167,397
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 27.64% (2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO; HC

(1)	This figure gives effect to the voting power of the Class B common stock, which entitles its holder to ten votes for each share held, until a Sunset becomes effective.
(2)	Represents beneficial ownership of Class A shares of common stock.

1	NAMES OF REPORTING PERSONS RHA Investments, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0 Shares
	6	SHARED VOTING POWER 131,673,970 shares (1)
	7	SOLE DISPOSITIVE POWER 0 Shares
	8	SHARED DISPOSITIVE POWER 13,167,397 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,167,397
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 27.64% (2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO; HC

(1)	This figure gives effect to the voting power of the Class B common stock, which entitles its holder to ten votes for each share held, until a Sunset becomes effective.
(2)	Represents beneficial ownership of Class A shares of common stock.

1	NAMES OF REPORTING PERSONS Robert Alpert
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0 Shares
	6	SHARED VOTING POWER 131,673,970 shares (1)
	7	SOLE DISPOSITIVE POWER 0 Shares
	8	SHARED DISPOSITIVE POWER 13,167,397 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,167,397
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 27.64% (2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN; HC

(1)	This figure gives effect to the voting power of the Class B common stock, which entitles its holder to ten votes for each share held, until a Sunset becomes effective.
(2)	Represents beneficial ownership of Class A shares of common stock.

1	NAMES OF REPORTING PERSONS C. Clark Webb
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0 Shares
	6	SHARED VOTING POWER 131,673,970 shares (1)
	7	SOLE DISPOSITIVE POWER 0 Shares
	8	SHARED DISPOSITIVE POWER 13,167,397 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,167,397
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 27.64% (2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN; HC

(1)	This figure gives effect to the voting power of the Class B common stock, which entitles its holder to ten votes for each share held, until a Sunset becomes effective.
(2)	Represents beneficial ownership of Class A shares of common stock.

Item 1.

(a)	Name of issuer:

The name of the issuer is P10, Inc., a Texas corporation (the “Issuer”).

(b)	Address of issuer’s principal executive offices:

The Issuer’s principal executive offices are located at:

4514 Cole Ave., Suite 1600

Dallas, TX 75205.

Item 2.

(a)	Name of person filing:
(b)	Address of Principal Business Office, or if None, Residence
(c)	Citizenship

This statement is filed by:

(i) 210 Capital, LLC, a Delaware limited liability company (“210 Capital”);

(ii) Covenant RHA Partners, L.P., a Texas limited partnership (“RHA Partners”);

(iii) CCW/LAW Holdings, LLC, a Texas limited liability company (“CCW Holdings”);

(iv) RHA Investments, Inc., a Texas corporation (“RHA Investments”);

(v) Robert Alpert, a United States citizen; and

(vi) C. Clark Webb, a United States citizen.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” The address of the principal business office of each of the Reporting Persons is 4514 Cole Avenue, Suite 1600, Dallas, Texas 75205.

(d)	Title of class of securities:

Class A Common Stock, $0.001 par value per share (“Class A Common Stock”).

(e)	CUSIP No.:

The CUSIP number is 69376K106.

Item 3. If this statement is filed pursuant to §§240.13d–1(b) or 240.13d–2(b) or (c), check whether the person filing is a:

☒ Not Applicable

(a)	☐ Broker or dealer registered under Section 15 of the Exchange Act.

(b)	☐ Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	☐ Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d)	☐ Investment company registered under Section 8 of the Investment Company Act.

(e)	☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g)	☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

(j)	☐ A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J).

(k)	☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4.	Ownership

The information in Items 5 through 9 and Item 11 on the cover pages to this Schedule 13G is hereby incorporated by reference.

All ownership information reported in this Item 4 is as of the close of business on February 10, 2022.

(a) Amount beneficially owned:

210 Capital is the direct beneficial holder of 13,167,397 shares of Class B Common Stock.

The holders of Class B Common Stock may elect to convert on a one-for-one basis into Class A Common Stock at any time.

210 Capital is managed by its members RHA Partners and CCW Holdings. Mr. Webb has the power to direct the affairs of CCW Holdings as its sole manager. In addition, RHA Partners is managed by its general partner RHA Investments, and Mr. Alpert has the power to direct the affairs of RHA Investments as its President and sole shareholder.

Each of RHA Partners, CCW Holdings, RHA Investments, Mr. Alpert and Mr. Webb declares that neither the filing of this Schedule 13G nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Exchange Act of 1934, as amended, the beneficial owner of any securities directly held by 210 Capital covered by this Schedule 13G.

P10, Inc. entered into a controlled company agreement (the “Controlled Company Agreement”), with principals of 210 Capital, L.L.C. (“210 Capital”) and certain of their affiliates (the “210 Group”), RCP Advisors and certain of their affiliates (the “RCP Group”) and TrueBridge and certain of their affiliates (the “TrueBridge Group”), granting each party certain board designation rights. So long as the 210 Group continues to collectively hold a combined voting power of (A) at least 10% of the shares of common stock outstanding immediately following the closing date of the IPO (the “Closing Date”), P10, Inc. shall include in its slate of nominees two (2) directors designated by the 210 Group and (B) less than 10% but at least 5% of the shares of common stock outstanding immediately following the Closing Date, one (1) director designated by the 210 Group. So long as the RCP Group and any of their permitted transferees who hold shares of common stock as of the applicable time continue to collectively hold a combined voting power of at least 5% of the shares of common stock outstanding immediately following the Closing Date, P10, Inc. shall include in its slate of nominees one (1) director designated by the RCP Stockholders. So long as TrueBridge and any of its permitted transferees who hold shares of common stock as of the applicable time continue to collectively hold a combined voting power of at least 5% of the shares of common stock outstanding immediately following the Closing Date, P10, Inc. shall include in its slate of nominees one (1) director designated by the TrueBridge Group.

The Controlled Company Agreement provides that, without the prior written consent of the Issuer, the 210 Group, the RCP Group and the TrueBridge Group will not, and will not publicly disclose an intention to, during the period commencing on the date of the Controlled Company Agreement and ending three years after the date thereof (the “Restricted Period”), (a) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of common stock beneficially owned (as such term is used in Rule 13d-3 of the Exchange Act) by the 210 Group, RCP Group or the TrueBridge Group or any other Equity Securities (as defined therein) or (b) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Equity Securities, whether any such transaction described in clause (a) or (b) above is to be settled by delivery of shares of common stock or any such other securities, in cash or otherwise, subject to certain exceptions. Notwithstanding the foregoing, one third of the Equity Securities held by each such party as of the consummation of the Issuer’s initial public offering (“IPO”), shall be released from such lock-up restrictions on each of the first, second and third anniversary of the consummation of the IPO.

(b) Percent of Class:

The following percentages are based on 35,342,274 shares of Class A Common Stock and 81,850,473 shares of Class B Common Stock outstanding as of February 3, 2022, which are the total number of shares of Class A and Class B Common Stock outstanding as disclosed by the Issuer to the Reporting Persons.

As of the close of business on February 10, 2022, the Reporting Persons beneficially owned approximately 13.98% of the outstanding shares of Class B Common Stock.

(c) Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

See Cover Pages Items 5-9.

(ii)	Shared power to vote or to direct the vote

See Cover Pages Items 5-9.

(iii)	Sole power to dispose or to direct the disposition of

See Cover Pages Items 5-9.

(iv)	Shared power to dispose or to direct the disposition of

See Cover Pages Items 5-9.

Item 5. Ownership of 5 Percent or Less of a Class.

Not Applicable.

Item 6. Ownership of More than 5 Percent on Behalf of Another Person.

RHA Partners and CCW Holdings share voting and dispositive power over the shares of Class B Common Stock beneficially owned by 210 Capital. Mr. Webb shares voting and dispositive power over the shares of Class B Common Stock beneficially owned by CCW Holdings. Mr. Alpert shares voting and dispositive power over the shares of Class B Common Stock beneficially owned by RHA Investments, which shares voting and dispositive power over RHA Partners.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

The information in Items 2 and 4 is hereby incorporated by reference.

Item 8. Identification and Classification of Members of the Group

Not Applicable.

Item 9. Notice of Dissolution of Group.

Not Applicable.

Item 10. Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2022

210 CAPITAL, LLC

By:	Covenant RHA Partners, L.P.
Its:	Member

By:	/s/ Robert Alpert

Its:	Authorized Signatory

By:	CCW/LAW Holdings, LLC
Its:	Member

By:	/s/ C. Clark Webb

Its:	Manager

CCW/LAW HOLDINGS, LLC

By:	/s/ C. Clark Webb

Its:	Manager

COVENANT RHA PARTNERS, L.P.

By:	RHA Investments, Inc.
Its:	Member

By:	/s/ Robert Alpert

Its:	Authorized Signatory

RHA INVESTMENTS, INC.

By:	/s/ Robert Alpert

Its:	President

/s/ Robert Alpert
ROBERT ALPERT

/s/ C. Clark Webb
C. CLARK WEBB

JOINT FILING OF SCHEDULE 13G

In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13G dated February 4, 2022 (including amendments thereto) with respect to the shares of Class A Common Stock, par value $0.001 per share, of P10, Inc. This Joint Filing Agreement shall be filed as an Exhibit to such Statement.

210 CAPITAL, LLC

By:	Covenant RHA Partners, L.P.
Its:	Member

By:	/s/ Robert Alpert

Its:	Authorized Signatory

By:	CCW/LAW Holdings, LLC
Its:	Member

By:	/s/ C. Clark Webb

Its:	Manager

CCW/LAW HOLDINGS, LLC

By:	/s/ C. Clark Webb

Its:	Manager

COVENANT RHA PARTNERS, L.P.

By:	RHA Investments, Inc.
Its:	Member

By:	/s/ Robert Alpert

Its:	Authorized Signatory

RHA INVESTMENTS, INC.

By:	/s/ Robert Alpert

Its:	President

/s/ Robert Alpert
ROBERT ALPERT

/s/ C. Clark Webb
C. CLARK WEBB